NGL ENERGY PARTNERS LP
6120 South Yale Avenue
Suite 805
Tulsa, Oklahoma 74136

May 9, 2011

VIA EDGAR

H. Christopher Owings
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:                              NGL Energy Partners LP

Registration Statement on Form S-1

File No. 333-172186

Dear Mr. Owings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NGL Energy Partners LP (the “Partnership”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 to May 11, 2011 at 2:00 p.m., Eastern, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

1.                                       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NGL ENERGY PARTNERS LP

By:	NGL Energy Holdings LLC
its general partner

By:	/s/ H. Michael Krimbill
H. Michael Krimbill
Chief Executive Officer